UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SolarWinds Corporation
(Name of Issuer)
Common stock, par value $0.001
(Title of Class of Securities)
83417Q105
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest GA B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	62,982 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	62,982 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		62,982 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest GA Co C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	62,982 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	62,982 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		62,982 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Partners 2014 I B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,345,789 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,345,789 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,345,789 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Partners Co-Investments 2014 I C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,345,789 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,345,789 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,345,789 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Partners 2014 II B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	704,353 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	704,353 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		704,353 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.2% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Partners Co-Investments 2014 II C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	704,353 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	704,353 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		704,353 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.2% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Mich B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	135,412 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	135,412 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		135,412 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AM 2014 Co C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	135,412 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	135,412 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		135,412 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): AlpInvest Partners B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	5,248,536 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	5,248,536 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,248,536 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO
All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2019.

CUSIP NO. 83417Q105
SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
SolarWinds Corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.
Item 2.
(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: AlpInvest GA B.V., AlpInvest GA Co C.V., AlpInvest Partners 2014 I B.V., AlpInvest Partners 2014 I C.V., AlpInvest Partners 2014 II B.V., AlpInvest Partners Co-Investments 2014 II C.V., AlpInvest Mich B.V., AM 2014 Co C.V. and AlpInvest Partners B.V. (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on February 13, 2019, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is c/o AlpInvest Partners B.V., Jachthavenweg 118, 1081 KJ, Amsterdam.
(c)	Citizenship:
Each of the Reporting Persons were organized under the laws of the Netherlands.
(d)	Title and Class of Securities:
Common stock, par value $0.001 per share (the “Common Stock”)
(e)	CUSIP No.:
83417Q105

CUSIP NO. 83417Q105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
	(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4.	Ownership
	(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 5,248,536 shares of Common Stock, consisting of 62,982 shares held directly by AlpInvest GA CO C.V., 4,345,789 shares held directly by AlpInvest Partners Co-Investments 2014 I C.V., 704,353 shares held directly by AlpInvest Partners Co-Investments 2014 II C.V., and 135,412 shares held directly by AM 2014 CO C.V.
AlpInvest GA, B.V. is the general partner of AlpInvest GA Co C.V. AlpInvest Partners 2014 I B.V. is the general partner of AlpInvest Partners Co-Investments 2014 I C.V. AlpInvest Partners 2014 II B.V. is the general partner of AlpInvest Partners Co-Investment 2014 II C.V. AlpInvest Mich B.V. is the general partner of AM 2014 CO C.V. AlpInvest Partners B.V. is the managing director of each of AlpInvest GA B.V., AlpInvest Partners 2014 I B.V., AlpInvest Partners 2014 II B.V. and AlpInvest Mich B.V. (collectively, the "General Partners"). AlpInvest Partners B.V. may be deemed to exercise voting and dispositive power with respect to the shares held by AlpInvest GA CO C.V., AlpInvest Partners Co-Investments 2014 I C.V., AlpInvest Partners Co-Investments 2014 II C.V., and AM 2014 CO C.V. (collectively, the "Funds"). Each of AlpInvest Partners B.V. and the General Partners disclaims beneficial ownership of the shares owned by the Funds except to the extent of its pecuniary interest therein.
Certain of the Reporting Persons and certain other stockholders listed on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.
By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of December 31, 2019, such a “group” would be deemed to beneficially own an aggregate of 260,280,312 shares of Common Stock, or 83.6% of the total number of shares outstanding. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain other stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

	(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 5,248,536 shares of Common Stock, or 1.8% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 311,180,888 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 7, 2019.

	(c)	Number of shares as to which the person has
	(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
	(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
	(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
	(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
See Items 2(a) - 2(c).
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

CUSIP NO. 83417Q105
Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated herein by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 13, 2019).

CUSIP NO. 83417Q105
Annex A

List of Other Stockholders Party to the Stockholder Agreement

HarbourVest 2015 Global Fund L.P.
HarbourVest Global Annual Private Equity Fund L.P.
HarbourVest Partners IX Buyout Fund L.P.
HarbourVest Partners X AIF Buyout L.P.
HarbourVest Partners X Buyout Fund L.P.
Hermes USA Investors Venture II LP
Howard Hughes Medical Institute
Lexington Co-Investment Holdings III L.P.
Meranti Fund L.P.
NB - Iowa's Public Universities LP
NB Crossroads XX - MC Holdings LP
NB Crossroads XXI - MC Holdings LP
NB PEP Holdings Limited
NB RP Co-Investment & Secondary Fund LLC
NB Sonoran Fund Limited Partnership
NB Strategic Co-Investment Partners II Holdings LP
NB Wildcats Fund LP
Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.
NPS Co-Investment (A) Fund L.P.
The Prudential Insurance Corporation of America
The Prudential Legacy Insurance Corporation of New Jersey
Silver Lake Partners IV, L.P.
Silver Lake Technology Investors IV, L.P.
Silver Lake Technology Associates IV, L.P.
SLP Aurora Co-Invest, L.P.
SMRS-TOPE LLC
TFL Trustee Company Limited as Trustee of the TFL Pension Fund
Thoma Bravo Executive Fund XI, L.P.,
Thoma Bravo Executive Fund XII, L.P.,
Thoma Bravo Executive Fund XII-A, L.P.,
Thoma Bravo Fund XI, L.P.,
Thoma Bravo Fund XI-A, L.P.,
Thoma Bravo Fund XII, L.P.,
Thoma Bravo Fund XII-A, L.P.,
Thoma Bravo Special Opportunities Fund XII, L.P.,
Thoma Bravo Special Opportunities Fund XII-A, L.P.

CUSIP NO. 83417Q105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2020

ALPINVEST GA B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST GA CO C.V.

By:	AlpInvest GA B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 I B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST PARTNERS CO-INVESTMENTS 2014 I C.V.

By:	AlpInvest Partners 2014 I B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 II B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST PARTNERS CO-INVESTMENTS 2014 II C.V.

By:	AlpInvest Partners 2014 II B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST MICH B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

AM 2014 CO C.V.

By:	AlpInvest Mich B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory

ALPINVEST PARTNERS B.V.

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Marc Rademakers
Name:	Marc Rademakers
Title:	Authorized Signatory